EXHIBIT 99.1

RP FINANCIAL, LC.
Financial Services Industry Consultants

June 28, 2002

Board of Directors
Pacific Trust Bank
610 Bay Boulevard
Chula Vista, California 91910

Gentlemen:

       At your request, we have completed and hereby provide an updated independent appraisal ("Appraisal Update") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion of Pacific Trust Bank, Chula Vista, California ("Pacific Trust" or the "Bank"). The common stock issued in connection with the Bank's conversion will simultaneously be acquired by a newly-formed holding company, First PacTrust Bancorp, Inc. ("Bancorp"). Pursuant to the Plan of Conversion, the common stock of Bancorp was offered to depositors of the Bank, the Bank's employee stock ownership plan (the "ESOP"), other members of the Bank, directors, officers and employees of the Bank, members of the local community and the public at large through a concurrent Subscription and Community Offering (the "Offering").

       This Appraisal Update is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

       Our original appraisal report, dated March 15, 2002 (the "Original Appraisal"), and updated appraisal, dated May 3, 2002 (the "First Update"), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

       This update has been prepared to reflect changes in stock market conditions for thrifts since the First Update and the subscription results of the Offering which closed as of June 19, 2002. The First Update addressed the Bank's updated financial statements as of March 31, 2002; accordingly, there is no new reported financial information for the Bank incorporated herein.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
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www.rpfinancial.com	E-Mail: mail@rpfinancial.com

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Board of Directors
June 28, 2002

Description of Reorganization

       The Board of Directors of the Bank has adopted a plan of conversion pursuant whereby the Bank will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank and issue all of its outstanding shares to Bancorp. First PacTrust Bancorp will sell common stock in the Offering in an amount equal to the appraised value of the Bank. First PacTrust Bancorp will use 50% of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by Bancorp will be loaned to the ESOP to fund the ESOP's stock purchases in the Offering, and the remainder will be reinvested into investment securities.

Limiting Factors and Considerations

       Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

       RP Financial's valuation was determined based on the financial condition and operations of Pacific Trust as of March 31, 2002, the date of the financial data included in the "Recent Developments" section of Bancorp's prospectus.

       RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

       This valuation will be updated as provided for in the conversion regulations and guidelines. Such update(s) will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and conditions in the equity markets for thrift shares. Such update(s) may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks (including the subscription results for Bancorp's stock) and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in such update(s).

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Board of Directors
June 28, 2002

Discussion of Relevant Considerations

       1.    Stock Market Conditions

              Since the First Update, the overall stock market has generally experienced a decline. Despite recent favorable economic reports and the decision by Federal Reserve to leave interest rates unchanged, profit taking, continued terrorism warnings and corporate accounting scandals have led to a weak stock market and some sell-offs in certain sectors. As an indication of the general trends in the nation's stock markets since the date of the First Update, on June 21, 2002, the Dow Jones Industrial Average closed at 9253.79, or 7.5% lower since the date of the First Update, and the NASDAQ Composite Index closed at 1440.96, or 10.7% lower since the date of the First Update.

              The market for thrift issues generally outperformed the broader stock market since the Appraisal Update. Citigroup's proposed $5.8 billion acquisition of Golden State Bancorp had little impact on the broader thrift market. While the broader market experienced extensive selling pressure in early-June, the decline in thrift issues was relatively mild as investors continued to be attracted to the generally more stable performance characteristics of thrift stocks. On June 21, 2002, the SNL Index for all publicly-traded thrifts closed at 1135.9, a decrease of 0.9% since the date of the First Update. Much of the weak performance in the market-cap weighted SNL Index was driven by the large cap issues, as the SNL Index for thrifts with assets between $250 million and $500 million increased by 2.1% over the same time period.

              The updated pricing measures for all publicly-traded thrifts and the Peer Group reflected a divergent pattern as anticipated improvement in earnings had already been factored into the pricing. Specifically, the market capitalization and the P/B and P/TB ratios of the Peer Group increased in a range of 1.4% to 2.3% since the date of the First Update while the P/E multiple decreased by 1.2% and the P/Core Earnings multiple decreased by 10.4%. The change in the P/B and P/TB ratios for all publicly-traded thrifts were mixed (the P/B decreased by 1.0% and the P/TB increased by 1.3%) while the P/E and P/Core multiples realized a decline in the range of 2.1% to 3.6%.

              A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in Table 1, based on market prices as of May 3, 2002 and June 21, 2002.

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Board of Directors
June 28, 2002

Table 1
Median Pricing Characteristics

	At May 3, 2002	At June 21, 2001	Percent Change
Peer Group
Price/Earnings (x)	13.16x	13.00x	(1.2)%
Price/Core Earnings (x)	16.09	14.41	(10.4)
Price/Book (%)	118.60%	121.33%	2.3
Price/Tangible Book (%)	119.22	120.94	1.4
Price/Assets (%)	14.59	14.41	(1.2)
Price/Share ($) (1)	---	---	(1.0)
Market Capitalization (1)	---	---	(1.1)

All Publicly-Traded Thrifts
Price/Earnings (x)	14.89x	14.35x	(3.6)%
Price/Core Earnings (x)	16.81	16.46	(2.1)
Price/Book (%)	121.98%	120.75%	(1.0)
Price/Tangible Book (%)	127.75	129.37	1.3
Price/Assets (%)	12.41	12.12	(2.3)

Other
SNL Thrift Index
- All Thrifts	1145.9	1135.9	(0.9)%
- Thrifts with $250 to $500 Million of Assets	2166.8	2211.6	2.1

(1) Reflects the median or the percentage change for the Peer Group companies on an individual basis.

              The "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies. Accordingly, as discussed in the Original Appraisal, RP Financial has considered the pro forma pricing and trading level of recently converted companies in this updated appraisal. Since the First Update, there have not been any standard conversions completed; there have been only two standard conversion offerings completed this year (by Heritage Bancshares, Inc. of TX and Reserve Bancorp of PA). The average pro forma price/tangible book and core price/earnings ratios of these recent conversions equaled 63.7% and 26.8 times, respectively. These issues both increased in aftermarket trading by an average of 22.5% after the first week.

              While not directly comparable, there has been one mutual holding company offering completed since the First Update by New England Bancshares, Inc. on June 4, 2002. This mutual holding company transaction was oversubscribed and closed at the supermaximum of the offering range at a pro forma fully converted P/E ratio of 36.4 times and a pro forma fully converted P/B ratio of 65.5%. New England Bancshares realized appreciation in aftermarket trading, increasing by 23.5% after the first week of trading.

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Board of Directors
June 28, 2002

       2.    Results of the Offering

              Pacific Trust's Offering commenced May 14, 2002 and closed June 19, 2002. The total takedown of the Offering amounted to $126,928,570, based on subscriptions received for 12,692,857 shares at $10.00 per share. There were 1,045 orders received for Pacific Trust's stock. A preliminary distribution summary of the shares subscribed, as provided by the selling agent Keefe, Bruyette & Woods, Inc. ("Keefe Bruyette"), is shown in the table below.

	Shares Subscribed	Number of Subscribers	Average Size	% of Total Subscriptions

Eligible Account Holders	1,280,468	419	3,056	10.1%
ESOP (1)	423,200	1	423,200	3.3
Suppl. Eligible Account Holders	10,564,164	562	18,797	83.2
Other Members	425,025	63	6,746	3.5
Total	12,692,857	1,045	12,146(2)	100.0%

(1) Reflects ESOP orders for shares based on the supermaximum of the Offering range.
(2) Excluding the ESOP, the average subscription equaled 11,753 shares.

              There was limited interest in the Offering from Eligible Account Holders based on subscriptions for 1,280,468 shares, or 10.1% of total subscriptions and 32.0% of the midpoint Offering value. The limited subscription interest by Eligible Account Holders is further underscored after considering that nearly 30% of such subscriptions, or $3.8 million, were made by insiders. Excluding the insider subscriptions, Eligible Account Holders' subscriptions totaled 904,218 shares for an average subscription size of 2,222 shares, and the total of such subscriptions falls to 7.1% of total subscriptions.

              The subscription was dominated by the Supplemental Eligible Account Holder category, primarily comprised of professional investors throughout the country, which accounted for 83.2% of total subscriptions. Highlighting the strong professional interest, there were 106 orders for the maximum of $500,000 and 284 orders for $100,000 or more (but less than the maximum). Maximum orders for $500,000 accounted for $53.0 million, or 41.8% of the total takedown. Ten of the maximum orders were from Eligible Account Holders, of which 8 were California residents and 6 were insiders. Orders for $100,000 or more but less than the maximum totaled $61,783,190, representing 48.7% of total subscriptions. On a combined basis, subscriptions for $100,000 or more totaled $114,783,190 (including maximum orders but excluding the ESOP), or 90.4% of total subscriptions.

              There was limited subscription interest from Other Members. In this regard, the 63 subscribers in this category accounted for 3.5% of total subscriptions.

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Board of Directors
June 28, 2002

Table 2
Geographic Distribution

	Subscription Amount ($)	Number of Subscribers	Average Size ($)	Percent of Total (%)

California(1)	$30,807,270	534	$57,692	24.3%
New York	21,045,110	137	153,614	16.6
Illinois	17,136,230	83	206,461	13.5
New Jersey	12,704,680	48	264,681	10.0
Maryland	5,375,110	26	206,735	4.2
All Others (30 states)	39,860,170	217	183,687	31.4
Total/Average(2)	$126,928,570	1,045	$121,463	100.0%

(1)	Includes the ESOP at the supermaximum of the Offering range, or approximately $4.2 million, and 12 insider purchases of approximately $3.8 million. Excluding the ESOP and insider subscriptions, the remaining 521 California subscriptions accounted for $22.8 million, or 18.0% of total subscriptions, with an average subscription size of $43,787.
(2)	Excluding the ESOP, the average subscription equaled $117,525.

              As reflected in Table 2, subscription interest within California totaled $30.8 million, or 24.3% of total subscriptions. Included in California subscriptions are 8 maximum orders for a total of $4.0 million (including 6 insiders) and the ESOP subscription at the supermaximum. Excluding insider and ESOP purchases, the remaining 521 California subscriptions totaled $22,812,770 for an average subscription size of $43,787. In contrast, the 511 orders from subscribers in 34 other states, with total subscriptions of $96.1 million, has an average subscription size of $188,104. Keefe Bruyette has characterized most of the out-of-state subscribers as those considered professional investors.

              Professional investor interest appears to have been partially influenced by the false rumor that the Offering would be heavily subscribed or even oversubscribed in the Eligible Account Holder category (for example, see the bulletin board comments posted on www.bankinvestor.com). In this regard, it is our understanding that, in a number of cases, professional investors submitted subscriptions for a large number of shares with the expectations that they would receive a substantially lower allocation of shares, given the expectation for a heavily subscribed Offering in the Eligible Account Holder category.

              Another factor that may have contributed to the considerable professional investor subscription interest is that only three of the expected six thrift conversion type offerings came to market at the time Pacific Trust commenced its Offering, including one large standard conversion offering. The other two thrift offerings in the market at the same time as Pacific Trust were: (1) a small mutual holding company offering with a limited after-market expected; and (2) a large second step conversion, which had the typically higher pricing ratios of such transactions. Thus, Pacific Trust was the only standard thrift conversion in the market, and given the size and nature of Bancorp's Offering, coupled with the false rumors, Pacific Trust's Offering appears to have garnered unusual interest.

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Board of Directors

Board of Directors
June 28, 2002

              Another factor that may have contributed to the oversubscription was the larger size of the maximum purchase limit of $500,000, or 1.25% of the midpoint of the Offering range. Such a large maximum purchase limit is relatively unique relative to conversions in recent years. Accordingly, a lower maximum purchase limit may have substantially reduced the degree of oversubscription.

Valuation Adjustments

       In the First Update, we made the following adjustments to Pacific Trust's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters	Previous Valuation Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

       There has been no new information publicly released relating to Pacific Trust's financial condition or operations since the March 31, 2002, data incorporated into the First Update. Likewise, the factors concerning the valuation parameters of market area, dividends, liquidity of the shares, management and effect of government regulation and regulatory reform did not change since the date of the First Update. Accordingly, the previous valuation adjustments for these parameters continue to be appropriate.

       The general market for thrift stocks has decreased since the First Update, with the P/E multiples for all publicly traded thrifts declining by more than P/B ratios reflecting improved earnings. While the Peer Group's P/B average ratio increased modestly (by less than 2%), the average P/E multiples decreased. In summary, we have characterized the current market as slightly less attractive than at the time Pacific Trust's Offering commenced. Other than the two other concurrent and one recently completed thrift offerings previously referenced, activity in the new issue market since the First Update has been limited.

       We believe an increase in the value is appropriate in view of the substantial oversubscription, and thus have upgraded the marketing of the issue discount. In this regard, we considered the comparatively modest oversubscriptions in recently completed and concurrent offerings. Given the limited number of thrift offerings and the oversubscription trend over the past couple of years, it is our understanding that professional investors have adopted a strategy of sending maximum orders (or very large orders) with the objective of increasing their stock allocation in the event of an oversubscription. And, it is worth repeating that Pacific Trust's oversubscription was amplified by its relatively high maximum purchase limit.

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Board of Directors
June 28, 2002

       In determining the appropriate increased value, we considered favorable trends in thrift pricing this year in comparison to broader market sectors, the pricing ratios of the Peer Group, the favorable aftermarket performance of recently completed thrift offerings that had more modest subscription results, and the appraisal increases and pro forma pricing in heavily oversubscribed offerings in prior years (particularly 1994 and 1997). Based on the foregoing, we have determined that it is appropriate to increase the midpoint valuation by 20%. Accordingly, Bancorp will conduct a resolicitation offering ("Resolicitation Offering") to current subscribers over an approximate two week period reflecting this higher pricing, which will be reflected in a supplemental prospectus.

       Based on the foregoing, the Resolicitation Offering range is set forth below. The share price has been increased to $12.00 to reflect the 20% higher valuation, leaving the number of shares the same as in the original prospectus.

	Updated Value ($000)	Share Price ($)	Shares (000)

Supermaximum	$63,480	$12.00	5,290
Maximum	55,200	12.00	4,600
Midpoint	48,000	12.00	4,000
Minimum	40,800	12.00	3,400

Valuation Approaches

       In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Pacific Trust's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Pacific Trust's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits 2 and 3). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group.

       Consistent with the Original Appraisal and First Update, this Appraisal Update continues to be based primarily on fundamental analysis techniques based on the differences relative to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Based on the foregoing, and taking into account the Offering subscription results, as noted above, RP Financial concluded that the pro forma market value of Pacific Trust is subject to an increase.

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Board of Directors
June 28, 2002

Therefore, as of June 28, 2002, based on stock prices as of June 21, 2002, the pro forma market value range has increased based on a 20% increase in the midpoint value from $40 million to $48 million.

       Price/Earnings (P/E) Approach. The application of the P/E valuation method requires calculating Pacific Trust's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items on a tax-effected basis, for the trailing 12 months ended March 31, 2002. In deriving Pacific Trust's core earnings, we adjusted reported earnings to eliminate on a tax effected basis the $77,000 in losses on the sale of investment securities. Such adjustment was relatively small for the Bank. As shown below, based on the Bank's marginal income tax rate of 41.15%, Pacific Trust's core earnings were determined to equal $2.221 million. Comparable adjustments were made to the Peer Group's earnings in the calculation of core earnings (see Exhibit 5).

Amount ($000)

Trailing 12 Month Net Income (3/31/02)	$2,176
Plus: Net Losses on the Sale of Investments	77
Tax Effect (1)	(32)
Core Earnings Estimate	$2,221

(1) Reflects a 41.15% effective tax rate on the adjustments.

       Based on Pacific Trust's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed in the Original Appraisal and First Update, the Bank's pro forma P/E and core P/E multiple at the $48.0 million midpoint value equaled 21.39 times and 20.96 times, respectively. The premium relative to reported earnings increased from 36.3% at the midpoint in the First Update to 64.5% in this updated valuation at the midpoint of the offering range. The premium to core earnings increased to 45.5% versus 9.1% at the midpoint of the offering range in the First Update. The premium pro forma earnings multiples were considered appropriate in view of the book value discount relative to the Peer Group. At the new supermaximum, the P/E and core P/E ratio premium relative to the Peer Group have increased to 115.1% and 94.1%, respectively.

Price/Book (P/B) Approach. The application of the P/B valuation method requires calculating Pacific Trust's pro forma market value by applying a valuation P/B ratio to the Bank's pro forma book value. We have also considered price/tangible book (P/TB) to account for intangible assets. Based on the $48.0 million midpoint of the valuation range, Pacific Trust's pro forma P/B and P/TB ratios equaled 68.73%. In comparison to the median P/B and P/TB ratios for the Peer Group of 121.33% and 120.94%, the Bank's ratios at the midpoint of the updated offering range reflected respective discounts of 43.4% and 43.2%. The discounts have diminished relative to the discounts at the midpoint valuation as established in the First Update (the Bank's ratios reflected a discount of 46.5% on a P/B basis and a discount of 46.8% on a

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Board of Directors
June 28, 2002

P/TB basis in the First Update). At the new supermaximum, the P/B and P/TB discounts relative to the Peer Group have declined to 37.2% and 37.0%, respectively.

       Price/Assets (P/A) Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to Pacific Trust's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Pacific Trust's value equaled 12.30% of pro forma assets. Comparatively, the Peer Group companies exhibited a median P/A ratio of 13.96%, which implies a 11.9% discount being applied to Pacific Trust's pro forma P/A ratio, as compared to 28.4% at the midpoint value in the First Update. At the new supermaximum, the pro forma P/A ratio has increased to a 12.7% premium relative to the Peer Group.

Valuation Conclusion

       Based on the foregoing, it is our opinion that, as of June 28, 2002, based on stock prices as of June 21, 2002, the estimated aggregate pro forma market value of Pacific Trust has increased to $48,000,000 at the midpoint, which reflects a 20 percent increase relative to the valuation midpoint established in the First Update. Pursuant to the conversion guidelines, the 15% offering range includes a minimum value of $40,800,000 and a maximum value of $55,200,000. Based on the $12.00 per share offering price, this range equates to an offering of 3,400,000 shares at the minimum to 4,600,000 shares at the maximum. The offering also includes a provision for a super range, which if exercised, would result in an offering size of $63,480,000, equal to 5,290,000 shares at the $12.00 per share offering price. The pro forma valuation calculations relative to the Peer Group are shown in Table 3 and are detailed in Exhibit 2 and Exhibit 3.

       In light of the resulting revised valuation range, the Bank's offering will be resolicited at this higher valuation range.

RP FINANCIAL, LC.
Respectfully submitted,

/s/ Ronald S. Riggins Ronald S. Riggins President and Managing Director

/s/ James P. Hennessey James P. Hennessey Senior Vice President